UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

January 30, 2007

Via Facsimile (212) 455-2502 and U.S. Mail

Mark Pflug
Simpson Thacher & Bartlett LLP
CityPoint
One Ropemaker Street
London EC2Y 9HU
United Kingdom

Re: Offer for Shares of ProSiebenSat.1 Media AG

Dear Mr. Pflug:

We are responding to your letter dated January 29, 2007 to James Brigagliano, Brian V. Breheny and Christina Chalk, as supplemented by telephone conversations with the staff, with regard to your request for no-action and exemptive relief. Our response is attached to the enclosed photocopy of your letter to avoid having to recite or summarize the facts set forth in your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your January 29, 2007 letter.

On the basis of your representations and the facts presented in your letter, the United States Securities and Exchange Commission ("Commission") hereby grants an exemption from Rule 14e-5 under the Exchange Act to permit the Offeror Parties to purchase Shares pursuant to the Purchase Agreement outside of the Offer. You do not request, and we do not grant, any relief regarding any other purchases or arrangements to purchase Shares outside the Offer. In taking this position, we particularly note the following representations:

- The Offer will be subject to, and will be structured to comply with, the German Takeover Act and the applicable rules and regulations thereunder;
- The Purchase Agreement and similar contractual arrangements are permitted under applicable German law and under the German Takeover Act;

- The Purchase Agreement is unconditional except for the receipt of the Required Regulatory Clearances and specified closing deliveries customary in German share purchase agreements;

- The German Takeover Act requires the Offeror to make available to all holders of the securities subject to the tender offer any more favorable terms, including price terms, agreed to in connection with any purchases of Common Shares or Preference Shares by the Offeror or any of its affiliates during the offer period, including any purchases under the Purchase Agreement; and

- The Offer Document will contain a summary of the material terms of the Purchase Agreement, including the parties, price and conditions precedent to closing.

The Commission grants this exemption from Rule 14e-5 under the Exchange Act to permit the Offeror Parties to purchase Shares otherwise than pursuant to the Offer pursuant to the Purchase Agreement, subject to the following conditions:

1. No purchases or arrangements to purchase Shares, otherwise than pursuant to the Purchase Agreement or the Offer, shall be made in the United States;

2. Disclosure of the possibility of purchases pursuant to the Purchase Agreement will be included prominently in the Offer Document, and the Offer Document will disclose the manner in which any information about such purchases will be disclosed;

3. To the extent such information is made public in Germany pursuant to the German Takeover Act, the Offeror shall disclose in the United States, through electronic media that publicly distributes stock market information, information regarding purchases of Shares pursuant to the Purchase Agreement;

4. The Offeror shall comply with any applicable requirements under the German Takeover Act and other applicable German laws;

5. The Offeror shall provide to the Division of Market Regulation, upon request, a daily time-sequenced schedule of all purchases of Shares made during the Offer, on a transaction-by-transaction basis, including:

    a. size, broker (if any), time of execution, and price of purchase; and

    b. if not executed on the Frankfurt Stock Exchange, the exchange, quotation system, or other facility through which the purchase occurred;

6. Upon the request of the Division of Market Regulation, the Offeror shall transmit the information as specified in paragraphs 5.a. and 5.b. to the Division of Market Regulation at its offices in Washington, D.C. within 30 days of its request;

7. The Offeror shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

8. Representatives of the Offeror shall be made available (in person at the offices of the Division of Market Regulation in Washington, D.C. or by telephone) to respond to inquiries of the Division of Market Regulation relating to their records; and

9. Except as otherwise exempted herein, the Offeror shall comply with Rule 14e-5.

In addition, based on the representations in your letter dated January 29, 2007, as supplemented by telephone conversations with the staff, the staff of the Division of Corporation Finance will not recommend enforcement action under:

- Rule 14e-1(c) under the Exchange Act. This no-action position is taken to permit the payment for, or return of, Shares tendered in the Offer in accordance with German law and practice. In taking this position, we note that this Offer will be conditioned upon receipt of certain foreign regulatory approvals necessary for consummation of the Offer. Receipt of these regulatory approvals may occur after the expiration of the offer period. However, tendering security holders will be permitted to withdraw tendered Shares from the commencement of the Offer through the date of receipt of the relevant regulatory approvals.

- Rule 14e-1(d) under the Exchange Act. This no-action position is taken to permit the Offeror Parties to issue a notice of extension of the Initial Offer Period in accordance with German law and practice.

- Rule 14e-1(b) under the Exchange Act. This no-action position is taken to accommodate the potential conflict that may arise if the Offer is extended for the two calendar week period mandated by German law upon a material change in the terms of the Offer and the relevant two-week extension period does not correspond exactly with the ten U.S. business day period required under U.S. law.

The foregoing no-action positions and exemptive relief under Rule 14e-5 are based solely on the representations and the facts presented in your letter dated January 29, 2007, as supplemented by telephone conversations with the staff. The relief is strictly limited to the application of the rules listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. The participants in this transaction must comply with these and any other applicable provisions of the federal securities laws. The Divisions of Corporation Finance and Market Regulation express no view on any other questions that may be raised by the proposed transaction, including but not limited to, the adequacy of disclosure concerning and the applicability of any other federal or state laws to the proposed transaction.

Sincerely,

Christina Chalk

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance

For the Commission,
by the Division of Market Regulation
pursuant to delegated authority

James A. Brigagliano

James A. Brigagliano
Associate Director

attachment

SIMPSON THACHER & BARTLETT LLP
A LIMITED LIABILITY PARTNERSHIP

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HU
+44 (0)20 7275 6500

FACSIMILE: +44 (0)20 7275 6502

DIRECT DIAL NUMBER
+44 (0)20 7275 6568

E-MAIL ADDRESS
mpflug@stblaw.com

January 29, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Mr. Brian V. Breheny, Chief
Ms. Christina Chalk, Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance

Attn: Mr. James Brigagliano, Associate Director
Office of Trading Practices
Division of Market Regulation

Re: Offer for the Shares of ProSiebenSat.1 Media AG

Ladies and Gentlemen:

We are writing on behalf of the following entities, which are our clients:

(i) Lavena Holding 4 GmbH, a limited liability company (*Gesellschaft mit beschränkter Haftung*) organized under the laws of Germany (the "Offeror");

(ii) KKR 2006 Fund (Overseas), Limited Partnership, KKR European Fund II, Limited Partnership, KKR Partners (International), Limited Partnership and KKR PEI SICAR S.à r.l. (together with any other affiliated investment entities that participate as shareholders in the transaction, collectively, the "KKR Funds"), KKR Associates 2006 (Overseas), Limited Partnership ("KKR 2006 L.P."), KKR 2006 Limited ("KKR 2006"), KKR Associates Europe II, Limited Partnership ("KKR Europe L.P."), KKR Europe II Limited ("KKR Europe"), KKR 1996 Overseas, Limited ("KKR Overseas"), KKR PEI Investments, L.P. ("KKR PEI Investments L.P."), KKR PEI Associates, L.P. ("KKR PEI L.P."), KKR PEI GP Limited ("KKR PEI" and, together with KKR 2006 L.P., KKR 2006, KKR Europe L.P., KKR Europe, KKR Overseas, KKR PEI Investments L.P., KKR PEI L.P. and the KKR Funds, "KKR"); and

(iii) P4 Sub L.P.1, Permira IV L.P.2, Permira Investments Limited and P4 Co-investments L.P. (together with any other affiliated investment entities that participate as shareholders in the transaction, collectively, the "Permira Funds"), Permira IV L.P. 1 ("Permira IV"), Permira IV Managers L.P. ("Permira Managers L.P."), Permira IV Managers Limited ("Permira Managers"), Permira IV GP LP ("Permira GP LP"), Permira IV GP Limited ("Permira GP") and Permira Nominees Limited ("Permira Nominees" and, together with Permira IV, Permira Managers L.P., Permira Managers, Permira GP LP, Permira GP and the Permira Funds, "Permira").

On December 14, 2006, the Offeror announced its intention to commence a voluntary cash tender offer (the "Offer") for all of the issued and outstanding common registered shares, each share representing €1 of the aggregate nominal share capital (the "Common Shares"), and non-voting preference bearer shares, each share representing €1 of the aggregate nominal share capital (the "Preference Shares" and, together with the Common Shares, the "Shares"), of ProSiebenSat.1 Media AG, a German stock corporation (*Aktiengesellschaft*) (the "Company"). The Offer was announced contemporaneously with the execution of a Purchase Agreement (as defined below) for the purchase of certain partnership interests and shares of entities that indirectly hold Common Shares and Preference Shares. The Offer and the Purchase Agreement are described below in more detail.

As discussed earlier with members of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), on behalf of the Offeror Parties (defined below), we respectfully request that the Staff confirm that it will not recommend enforcement action under (i) Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if the Offeror pays for, or returns, Shares tendered in the Offer in accordance with German law and practice, (ii) Rule 14e-1(d) under the Exchange Act if the Offeror issues a notice of extension of the initial offer period in accordance with German law and practice and (iii) Rule 14e-1(b) under the Exchange Act if, in the event of a material change in the terms of the Offer, the Offeror keeps the initial offer period open for a period of two calendar weeks in accordance with German law and practice.

In addition, on behalf of the Offeror Parties, we respectfully request that the Commission grant exemptive relief from Rule 14e-5 under the Exchange Act to permit the Offeror to purchase certain partnership interests and shares pursuant to the Purchase Agreement outside of the Offer as described in this letter.[1]

We believe that the requested relief is consistent with the relief granted by the Staff in connection with other cross-border tender offers as discussed below, in particular the relief granted to Axel Springer AG in connection with a similar offer for the Company, which

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[1] Please note that, in our view, there are doubts as to whether the jurisdictional predicate for the application of Rule 14e-5 under the Exchange Act, namely that there be a purchase of a security "by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange," would be satisfied if any of the Offeror Parties made purchases of, or arrangements to purchase, Shares outside the United States. We nonetheless apply for exemptive relief for such purchases from the provisions of Rule 14e-5, on behalf of such persons, on the conditions set forth in this letter. This letter should not be considered to reflect an admission that Rule 14e-5 would apply to such purchases of Shares outside the United States in the absence of such exemptive relief.

ultimately was not consummated. See *Axel Springer AG Offer for ProSiebenSat.1 Media AG* (September 12, 2005).

We are acting as United States counsel to the Offeror and its affiliates, including KKR and Permira (collectively, the "Offeror Parties") in connection with the Offer. The descriptions contained in this letter of the German regulatory regime relating to the Offer are based upon discussions with the law firm Freshfields Bruckhaus Deringer, which is acting as German counsel to the Offeror Parties. The descriptions contained in this letter of German tender offer practice and mechanics are based upon discussions with Freshfields Bruckhaus Deringer and Lehman Brothers International Limited, which is acting as financial advisor to the Offeror Parties.

Background

ProSiebenSat.1 Media AG

The Company is one of Germany's largest television broadcasting companies. It was formed in 2000 by the merger of two of Germany's leading broadcasters, Sat.1 and ProSieben Media AG. According to its quarterly report of September 2006, the Company had, on average, 2,943 employees in the first nine months of 2006, based primarily in Munich and Berlin. In fiscal year 2005, the Company had revenues of around €1,990 million. The Company's corporate governance structure includes two boards of directors: the Executive Board (*Vorstand*) and the Supervisory Board (*Aufsichtsrat*). The Offeror Parties understand that in accordance with the German Stock Corporation Act (*Aktiengesetz*) the affairs of the Company are managed by the Executive Board, with the Supervisory Board overseeing the actions of the Executive Board. The Offeror Parties believe, based on information provided by the Company, that other than an arrangement with EchoStar, pursuant to which EchoStar distributes one of the Company's German language channels to EchoStar's subscribers in the United States, content license arrangements with programming companies in the United States and a two-person news gathering office in Washington D.C., the Company has no assets or operations in the United States.

Although the Company is incorporated in Germany and has most of its assets and operations in Germany, it does not qualify as a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act. Rule 3b-4(c) defines a foreign private issuer as any foreign issuer other than a foreign government except an issuer meeting the following conditions: (1) more than 50% of the issuer's outstanding voting securities are directly or indirectly held of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50% of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States.

Although the record holders of the Common Shares are non-U.S. persons as explained below, the beneficial owners of most of the Common Shares comprise a small number of private equity investors (the "Controlling Shareholders") resident in the United States.[2] In addition, although most of the Company's assets and operations are located in

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[2] The Offeror Parties understand that the Controlling Shareholders comprise Saban Capital Group, Hellman & Friedman L.L.C., Thomas H. Lee Partners L.P., Putnam Investments L.L.C., Bain Capital Investors, L.L.C., Providence Equity Partners Inc., Quadrangle Group L.L.C. and Alpine Equity Partners L.P., or affiliates of such entities.

Germany and all four members of the Company's Executive Board are non-U.S. residents, a majority of the members of the Supervisory Board are citizens or residents of the United States that have been elected by the Controlling Shareholders or their proxies at the annual shareholders' meeting of the Company.

The Company has no securities registered under Section 12 of the Exchange Act, listed on a U.S. national securities exchange, or quoted on Nasdaq. The Company does not file reports with the Commission pursuant to Section 13(a) or 15(d) of, or furnish information to the Commission pursuant to Rule 12g3-2(b) under, the Exchange Act.

The Company's Share Capital

The Company has two classes of stock, the Common Shares and the Preference Shares. As of the date hereof, there are 109,398,600 Common Shares and 109,398,600 Preference Shares issued and outstanding. The Common Shares are held in registered form and may not be transferred without the Company's approval. The Preference Shares are held in bearer form and are traded on the Frankfurt Stock Exchange in a sub-segment with additional admission requirements (*Prime Standard*) and trade over-the-counter on a number of other German stock exchanges. The Preference Shares are held through the Clearstream Banking AG booking system (the "Clearstream System").

The Common Shares are held as follows: (i) 82,155,400 Common Shares (representing approximately 75.1% of the outstanding Common Shares) are held of record and beneficially by P7S1 Holding II S.à r.l. ("Luxco"), a limited liability company (*société à responsabilité limitée*) incorporated under the laws of the Grand Duchy of Luxembourg and (ii) 27,243,200 shares (representing approximately 24.9% of the outstanding Common Shares) are held of record by Sat.1 Beteiligungs GmbH, a limited liability company organized under the laws of Germany ("Holding"). Luxco is owned by P7S1 Holding L.P., a limited partnership organized under the laws of the Cayman Islands ("Parent"). Parent and its general partner, P7S1 Management Co. ("Parent GP"), are owned by German Media Partners L.P., a limited partnership organized under the laws of the British Virgin Islands ("GMP"). GMP is beneficially owned by the Controlling Shareholders.

Holding is owned approximately 51.8% by Luxco and approximately 48.2% indirectly by Axel Springer AG ("Axel Springer"). The Offeror Parties understand that, while Holding holds of record all of the 27,243,200 Common Shares, pursuant to the organizational documents of Holding and the shareholders agreements between Luxco and Axel Springer, 14,115,368 of these Common Shares are held in a securities account for the sole economic benefit of Luxco, and Luxco solely controls the voting of these shares. The Offeror Parties understand that the remaining 13,127,832 Common Shares are held in a separate securities account for the sole economic benefit of Axel Springer, which has sole control of the voting of these shares. The Offerer Parties further understand that, pursuant to these organizational documents and agreements, the disposition of any of these shares requires the consent of both Luxco and Axel Springer in most circumstances, but this consent would not be required for Axel Springer to cause Holding to tender all or any of the 13,127,832 Common Shares in the Offer. Accordingly, on a "look through" basis, we believe that Luxco beneficially owns 14,115,368 of the 27,243,200 Common Shares held by Holding (representing approximately 12.9% of the outstanding Common Shares) and Axel Springer beneficially owns the remaining 13,127,832 Common Shares (representing approximately 12.0% of the outstanding Common Shares).[3]

The Preference Shares are held as follows: (i) 138,343 Preference Shares (representing approximately 0.1% of the outstanding Preference Shares) are held of record and beneficially by Luxco and (ii) 27,243,200 Preference Shares (representing approximately 24.9% of the outstanding Preference Shares) are held of record by Holding, and, on the same basis as described above in relation to the Common Shares, we believe that 14,115,368 of these Preference Shares (representing approximately 12.9% of the outstanding Preference Shares) are held beneficially by Luxco and 13,127,832 of these Preference Shares (representing approximately 12.0% of the outstanding Preference Shares) are held beneficially by Axel Springer. According to public information and to the Offeror Parties' knowledge, the remainder of the Preference Shares are held in free float, and there does not appear to be any beneficial holder of Preference Shares (other than Luxco and Axel Springer) who holds 10% or more of the Preference Shares.

The Offeror Parties understand that, except for cash and inter-company receivables, none of Parent, Parent GP, Luxco and Holding has any significant assets other than the Common Shares and the Preference Shares directly or indirectly held by it as described above, and each of these entities' sole or primary purpose is to hold and manage these securities.

Based upon the information available to the Offeror Parties and excluding the Shares held of record by Luxco and those Shares held by Holding on behalf of Luxco and Axel Springer pursuant to the instructions to paragraphs (c) and (d) of Rule 14d-1 under the Exchange Act which provide that to determine U.S. ownership of a class of securities, securities held by persons who own more than 10% of such class are to be excluded from the calculations, we believe that approximately 8.1% of the Preference Shares and none of the Common Shares are held by holders resident in the United States. On the basis of these facts, if the Company were a foreign private issuer, the cross-border exemptions under Rule 14d-1(c) under the Exchange Act (the "Tier I Exemption") would apply to the Offer insofar as it relates to the Common Shares.

The Offeror Parties believe that, based on currently available information, the number of Preference Shares held by U.S. residents is less than 10%.[4] The Offeror Parties have not performed a complete "look-through" analysis required for purposes of establishing whether, if the Company were a foreign private issuer, the Tier I Exemption or the cross-border exemptions under Rule 14d-1(d) under the Exchange Act (the "Tier II Exemption") would apply to the Offer insofar as it relates to the Preference Shares. As the Preference Shares are in bearer form, it is not possible to fully ascertain the location of ownership of all of the Preference Shares and, as a result, a look-through analysis is unlikely to yield

3 Even if each of Luxco and Axel Springer are deemed to beneficially own all of the 27,243,200 Common Shares, our analysis would not be effected because each of Luxco and Axel Springer would own over 10% of the Common Shares and these shares would be excluded from the U.S. ownership calculations in accordance with the instructions to paragraphs (c) and (d) of Rule 14d-1.

4 The Company does not maintain information regarding the ownership of its Preference Shares based on nationality of the shareholders. Accordingly, the Offeror Parties have relied primarily on shareholder information published by Thomson Financial, which has been furnished by the Offeror Parties' financial adviser. However, most of the shareholder information is three to six months old and, in any event, information is only available for approximately 41% of the outstanding Preference Shares.

comprehensive or complete results. In these circumstances and on the basis of published guidance, we understand that a full look-through analysis is not necessary for the Offeror Parties to be able to rely on the calculations of U.S. ownership that it has been able to perform.[5]

Based on the foregoing and prior informal guidance given by the Staff to the Commission with respect to offers subject only to Regulation 14E, if the Company did qualify as a foreign private issuer, we believe the Tier I Exemption, or the Tier II Exemption from Rule 14e-1(c) and Rule 14e-1(d), may have been be available to the Offeror Parties with respect to the Offer insofar as it relates to the Preference Shares.

The Offeror Parties

The Offeror is an indirect wholly-owned subsidiary of Lavena Holding 1 GmbH ("Holdco"), a limited liability company (*Gesellschaft mit beschränkter Haftung*) organized under the laws of Germany. All of Holdco's shares are indirectly owned by the KKR Funds and the Permira Funds.

Since its formation in 1976, Kohlberg Kravis Roberts & Co. has been a pioneer and one of the largest and most active participants in the worldwide private equity market. KKR acts as an adviser to its affiliated investment funds, including KKR Funds. The principal business of the KKR Funds is to invest in other companies. The principal business of KKR 2006 L.P., KKR 2006, KKR Europe L.P., KKR Europe, KKR Overseas, KKR PEI Investments L.P., KKR PEI L.P. and KKR PEI is to act as general partner to (or, in the case of KKR PEI Investments L.P., holding company of) the KKR Funds or their respective general partners (or, in the case of KKR PEI SICAR S.à r.l., shareholder).

Permira (previously known as Schroder) was established in 1985 and is a leading international private equity specialist with a special focus on European transactions. The principal business of the Permira Funds and Permira IV is to invest in other companies. The principal business of Permira Managers L.P., Permira Managers, Permira GP LP, Permira GP and Permira Nominees is to act as general partner to the Permira Funds or their respective general partners.

Proposed Transaction

Overview

On December 14, 2006, the Offeror entered into a share purchase agreement (the "Purchase Agreement") with GMP and the Controlling Shareholders, pursuant to which GMP agreed to sell and the Offeror agreed to purchase all of the outstanding limited partnership interests in Parent and all of the outstanding shares in Parent GP (the "Acquisition"). The Purchase Agreement is unconditional except for the receipt of the required regulatory clearances from the European Commission (or, if the competition case is referred back to the national authorities, the competent competition authorities in Germany

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[5] Pursuant to footnote 75 to the Commission's release "Cross-Border Tender and Exchange Offers, Business Combinations and Rights Offerings" (Release Nos. 33-7759, 34-42054, 39-2378; International Series Release No. 1208) (the "Cross Border Release"), bearer securities will not be treated as being held by U.S. residents, unless the offeror knows or has reason to know that these securities are held by U.S. residents. The Offeror Parties currently do not know or have reason to know that any of the Preference Shares for which the Offeror Parties do not have holder information are held by U.S. residents.

and Austria), as well as the Swiss Competition Commission and the German media control authorities (collectively, the "Required Regulatory Clearances") and specified closing deliveries customary in German share purchase agreements.

Upon execution of the Purchase Agreement, the Offeror promptly announced its intention to commence the Offer. If the Required Regulatory Clearances are obtained prior to the expiration of the offer period, then the Acquisition may occur while the Offer is pending. We note that the Purchase Agreement and similar contractual arrangements to acquire shares during a tender offer and the consummation of such agreements and arrangements are permissible under applicable German law and under the German Securities Acquisition and Takeover Act (*Wertpapiererwerbs -und Übernahmegesetz*) (the "German Takeover Act").

Structure

The Offer will be made to the holders of all issued and outstanding Common Shares and Preference Shares.[6] The Offer will be subject to, and will be structured to comply with, the German Takeover Act and the applicable rules and regulations thereunder and, except as otherwise permitted pursuant to the relief requested herein, Section 14(e) of the Exchange Act and Regulation 14E thereunder. The Offer will not be subject to Section 14(d) of the Exchange Act or Regulation 14D thereunder since no class of securities of the Company is registered under Section 12 of the Exchange Act.

The Offer will be structured as a single offer made concurrently in Germany and the United States. The Offer will remain open for an initial offer period (the "Initial Offer Period") of approximately seven weeks, commencing on January 30, 2007 and ending on March 19, 2007 (unless extended), which will be followed by a two-week additional offer period (the "Additional Offer Period"), unless the Offer Conditions (as defined below) can no longer be fulfilled and are not waived, in which case the Offer will lapse.

The tendering shareholders will have withdrawal rights during the Initial Offer Period and the Additional Offer Period, and, if all Offer Conditions have not been satisfied or waived prior to the expiration of the Initial Offer Period or the Additional Offer Period, as the case may be, tendering shareholders will also have withdrawal rights until such time as all such conditions have been satisfied.

Once the Offer Conditions have been satisfied, the Offeror will publicly announce the satisfaction of such Offer Conditions by announcement made in accordance with the terms and conditions of the Offer Document (defined below). As discussed below, payment with respect to the tendered Shares (which have not been withdrawn) will be made (i) if the Offer Conditions have been satisfied before expiration of the Initial Offer Period or the Additional Offer Period, as the case may be, within four to eight German banking days after expiration of the Initial Offer Period for Shares tendered during the Initial Offer Period and within four to eight German banking days after expiration of the Additional Offer Period

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6 Under the Purchase Agreement, GMP has agreed to cause Luxco not to tender in the Offer any of the Shares held by it (directly or indirectly) because it is the intention of the parties to the Purchase Agreement that the beneficial interests in these Shares be transferred only pursuant to the consummation of the Acquisition. There currently is no similar agreement or arrangement between the Offeror, or any other Offeror Party, and Axel Springer in respect of any of the Shares held by it (directly or indirectly). Accordingly, as described above, the Offeror Parties understand that Axel Springer has discretion to cause Holding to tender or not to tender in the Offer the Shares beneficially held by Axel Springer.

for Shares tendered during the Additional Offer Period, or (ii) if the Offer Conditions are satisfied only after expiration of the Initial Offer Period or the Additional Offer Period, as the case may be, within three to eight German banking days after publication of the satisfaction of the Offer Conditions.

The Offer will be subject to the conditions precedent (the "Offer Conditions") that the Acquisition shall have been consummated and the other conditions set forth in the Offer Document shall have been satisfied or waived. There will be no condition with respect to the minimum number of Preference Shares or Common Shares that need to be tendered into the Offer. The Offeror currently expects that the Acquisition, which in turn is conditional upon obtaining the Required Regulatory Clearances and specified closing deliveries customary in German share purchase agreements as described above, will have occurred at the time of the expiration of the Offer, although a delay in obtaining the Required Regulatory Clearances and therefore a delay in consummating the Acquisition is possible. Nevertheless, under German law, the only condition that may remain outstanding after the expiration of the period during which acceptances may be made under the Offer (i.e., the end of the Additional Acceptance Period) is the obtaining of the Required Regulatory Clearances. Accordingly, none of the other Offer Conditions may remain outstanding after such time. The Offeror will announce material developments with respect to the Offer, including the status of satisfying the Offer Conditions, as required by German law and will issue press releases in relation thereto in the United States.

Offer Document

The document that will be provided or made available to the holders of the Shares in connection with the Offer (the "Offer Document") will be prepared in accordance with the requirements of both the German Takeover Act and Section 14(e) of the Exchange Act and Regulation 14E thereunder, and will be available in the German language and in an English translation, based on shareholders' requests. The Offer Document will contain a summary of the material terms of the Purchase Agreement, including the parties, price and conditions precedent to closing. The Offer Document will prominently disclose the possibility of the consummation of the Acquisition during the pendency of the Offer.

Commencement

Following approval by the German Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) ("BaFin") to publish the Offer Document, the Offeror will publish a notice (*Hinweisbekanntmachung*) (the "Initial Announcement") announcing the commencement of the Offer. Pursuant to amendments to the German Takeover Act effective January 1, 2007, the announcement in Germany will be made in the electronic version of the German Federal Bulletin (*elektronischer Bundesanzeiger*), which replaces publication in a German newspaper as a medium for publication under the German Takeover Act. The announcement in the United States will be made in the U.S. national edition of *The Wall Street Journal*.

Under German law, an offer commences on the first day on which both the Offer Document and the Initial Announcement are publicly available. The Offer will be communicated by means of the Offer Document, which will be published on the internet at http://www.lavena-angebot.de in German and in an English language translation. The Offer Document will also be able to be obtained free of charge from the settlement agent for the Offer, upon request of shareholders. These requests will be able to be made by contacting the settlement agent by facsimile or email or, in the United States, by toll free telephone in accordance with instructions in the Initial Announcement.

Acceptance

Securities of listed German companies are frequently uncertificated and held through the Clearstream System, as is the case with respect to the Preference Shares. Accordingly, once the Offer has commenced in Germany, the Company's shareholders may accept the Offer by delivering a declaration of acceptance to the custodian credit institution, bank, brokerage or financial services institution (a "Custodian Institution") through which they hold their Shares. The Custodian Institutions through which holders of Shares have accepted the Offer will effect a book-entry transfer in order to hold such tendered Shares under a separate designated German Securities Identification Number for tendered Shares within the Clearstream System until the settlement of the Offer.

A holder of Common Shares which keeps its Common Shares in its own custody or in individual custody will only be able to accept the Offer once the share certificates representing such Common Shares have been made eligible for collective custody. To do so, the holder will need to submit its global certificate (including the related global profit participation coupon) representing its Common Shares to a Custodian Institution and will need to have, or open, a securities deposit account with a securities service company with its registered seat or a branch office in Germany. Once the Common Shares, evidenced by global certificates, have been submitted to collective custody, the holder will be able to accept the Offer. The acceptance will become effective in the same manner as described above, i.e., upon the book-entry transfer by the Custodian Institution of the relevant Common Shares, which transfer will be effected under a separate designated German Securities Identification Number for tendered Common Shares within the Clearstream System until the settlement of the Offer.

"As Tendered" Trading Market

It is common market practice in German offers for tendered shares to trade on an "as tendered" basis on the Frankfurt Stock Exchange. Preference Shares tendered during the Initial Offer Period will be eligible for trading on an "as tendered" basis from the second trading day following commencement of the Offer until (i) two trading days prior to the expiration of the Initial Offer Period if all Offer Conditions have been satisfied or, if permissible, waived by then, or (ii) the second trading day following publication of a notice on the internet at http://www.lavena-angebot.de and in the German Federal Bulletin stating that all Offer Conditions have been satisfied if the Offer Conditions have not been satisfied prior to the expiration of the Initial Offer Period. Preference Shares tendered during the Additional Offer Period will not be eligible for trading on an "as tendered" basis during the Additional Offer Period but will be incorporated into the list of, and will trade with, Preference Shares tendered during the Initial Offer Period no later than five trading days after the expiration of the Additional Offer Period. We understand that trading liquidity in tendered shares is difficult to predict and may depend on a number of factors, including the level of acceptances and the market's assessment of the probability of the Offer closing and the timing of such closing.

Common Shares tendered in the Offer will not be eligible for trading on an "as tendered" basis because the Common Shares are not listed on any securities exchange.

Publication of Results

The German Takeover Act requires the announcement of exact and final results of an offer following the expiration of the initial offer period. Under German practice, the Offeror will not be able to make this determination until the second or third German banking day following the expiration of the Initial Offer Period, as Shares may be tendered on the last day of the Initial Offer Period and the book-entry transfer of such shares can only be effected within two or three banking days. While the same gap between tender and settlement occurs in the U.S. markets, it is overcome by the use of notices of guaranteed delivery, a procedure not used in the German markets. The German Takeover Act provides that the Offeror must then prepare and publish the final, official results of the Offer, which takes approximately another one to two German banking days.

Additional Offer Period

The German Takeover Act requires that, following the Initial Offer Period, the Offeror must keep the Offer open for the two-week Additional Offer Period during which shareholders may tender their Shares for the same consideration offered in the Initial Offer Period. The Additional Offer Period starts to run only after the Offeror publishes the official results of the Offer after expiration of the Initial Offer Period. The Additional Offer Period therefore typically begins the day after the fourth or fifth German banking day following expiration of the Initial Offer Period, as explained above.

Settlement

As permitted under the German Takeover Act, the Offer will be structured to provide for two settlement dates, one for Shares tendered in the Initial Offer Period and one for Shares tendered in the Additional Offer Period.

Payment of the purchase price to the Custodian Institution will take place in exchange for (*Zug um Zug gegen*) the transfer of the tendered Shares into the deposit account of a designated German bank at the Clearstream System for transfer to the Offeror. The designated German bank will transfer the purchase price to the Custodian Institution promptly after the tendered Shares have been placed at its disposal. For Shares tendered in the Initial Offer Period, this will occur no earlier than four banking days and no later than eight banking days in Frankfurt am Main following expiration of the Initial Offer Period, provided that if the Offer Conditions have not been satisfied prior to expiration of the Initial Offer Period, it will occur no earlier than three banking days and no later than eight banking days in Frankfurt am Main following publication of the satisfaction of the Offer Conditions. For Shares tendered in the Additional Offer Period, the transfer of the purchase price to the Custodian Institution will be made no earlier than four banking days and no later than eight banking days in Frankfurt am Main following expiration of the Additional Offer Period, provided that if the Offer Conditions have not been satisfied prior to expiration of the Additional Offer Period, it will occur no earlier than three banking days and no later than eight banking days in Frankfurt am Main following publication of the satisfaction of the Offer Conditions.

Once the purchase price for Shares tendered under the Offer has been credited at the Custodian Institution, the Offeror will have fulfilled its obligation to pay the purchase price. The Custodian Institution will then be responsible for crediting the amount of the purchase price to the account of each shareholder that has tendered Shares.

Extension of the Offer Upon Certain Changes

The German Takeover Act does not provide for extension of the initial offer period of a tender offer, except in the case of a material change to the offer. Under German law, a material change to the terms of the Offer (increase of the offer consideration, offer of additional consideration, reduction of the minimum acceptance condition, and waiver of the conditions to the offer) occurring during the last two weeks of the Initial Offer Period and at the latest one German business day before expiration of the Initial Offer Period, would require that the Initial Offer Period remain open for an additional two calendar weeks from the stated end of the Initial Offer Period. The applicable provision of German law requires an extension of exactly two weeks. If such a material change occurs and the Initial Offer Period is extended, commencement of the Additional Offer Period will be delayed accordingly.

Requested Relief

Rule 14e-1(c)

Rule 14e-1(c) under the Exchange Act prohibits a bidder from failing to pay the consideration offered or to return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of an offer.

As noted above, the Offer will be subject to a condition that the Acquisition has closed, which itself is conditional upon the Required Regulatory Clearances having been obtained and specified closing deliveries customary in German share purchase agreements having been satisfied or waived.

The Initial Offer Period will remain open for approximately seven weeks, commencing on January 30, 2007 and ending on March 19, 2007 (unless extended), followed by the two-week Additional Offer Period. Based on preliminary discussions with the regulatory authorities, while the possibility of a delay cannot be excluded, the Offeror currently expects that the Required Regulatory Clearances will be obtained and the Acquisition will be consummated prior to the expiration of the Offer. In accordance with German law, payment for the Shares tendered in the Offer will be made promptly, but no earlier than four German banking days and no later than eight German banking days after expiration of the Initial Offer Period for Shares tendered during the Initial Offer Period or the Additional Offer Period for Shares tendered during the Additional Offer Period, or within three to eight German banking days after publication of the satisfaction of the Offer Conditions if the Offer Conditions have not been satisfied before expiration of the Initial Offer Period or the Additional Offer Period. If the Offer Conditions have not been satisfied or waived and the Offer is terminated without acceptance for payment by the Offeror of any Shares, all tendered Shares (which have not been withdrawn) will be returned within three German banking days.

As noted above, the shareholders who tender their Preference Shares during the Initial Offer Period will be able to trade such shares on an "as tendered" basis on the Frankfurt Stock Exchange until such time as the Offer is settled and, accordingly, will have liquidity with respect to their tendered Preference Shares. Preference Shares tendered during the Additional Offer Period will only be eligible to trade on an "as tendered" basis no later than five German trading days after expiration of the Additional Offer Period, unless all Offer Conditions have been satisfied at such time. Common Shares tendered in the Offer will not be eligible for trading on an "as tendered" basis because the Common Shares are not listed on any securities exchange.

The shareholders who tender their Shares in the Offer will have withdrawal rights during the Initial Offer Period and the Additional Offer Period, and, if all Offer Conditions have not been satisfied or waived prior to the expiration of the Initial Offer Period or the Additional Offer Period, as the case may be, tendering shareholders will also have withdrawal rights until such time as such conditions have been satisfied. As stated above, under German law, the only condition that may remain outstanding after the expiration of the period during which acceptances may be made under the Offer is obtaining the Required Regulatory Clearances. Accordingly, none of the other Offer Conditions may remain outstanding after such time.

In light of the foregoing, we do not believe that payment for, or return of, the Shares tendered in the Offer in the manner described above as required by German law constitutes a fraudulent, deceptive or manipulative act or practice. In the Offer, payment will be made in accordance with the laws and practice of Germany, the Company's home jurisdiction. If the Tier I Exemption or the Tier II Exemption was available, which we have reason to believe would be the case if the Company was a foreign private issuer, either the Offer would be exempt from Rule 14e-1(c) or payments made in accordance with the Company's home jurisdiction would satisfy the requirements of Rule 14e-1(c) (see Rule 14d-1(d)(iv)).

The Staff has on a previous occasion granted relief similar to the relief requested herein in the context of Axel Springer's offer for the Company (the "Axel Springer Offer") in 2005. See *Axel Springer AG Offer for ProSiebenSat.1 Media AG* (September 12, 2005). In both this Offer and in the Axel Springer Offer, while the Company does not qualify as a foreign private issuer, the Tier II Exemption (and, in the case of this Offer, the Tier I Exemption) otherwise would have applied on the basis of the low percentage of U.S. beneficial ownership of the Shares determined in accordance with the rules for determining such ownership in Rule 14d-1(d) under the Exchange Act. We concur with the policy arguments set forth and precedents cited in the Axel Springer letter in support of the relief requested therein, which was granted by the Staff.

In particular, we believe that the relief from Rule 14e-1(c) requested with respect to the Offer is consistent with the relief granted in the past in connection with cross-border tender offers. In the present transaction, the U.S. interest in the Offer is not greater than in those prior offers in which the Tier II Exemption was not available because the U.S. ownership of the subject securities exceeded 40%. See *Offer by Alcan, Inc. for Common Shares, ADSs, Bonus Allocation Rights and OCEANEs of Pechiney*, File Nos. 5-52225 and 03-114 (October 7, 2003); *Serano S.A. Offer for All Outstanding Ordinary Shares, ADSs, OCEANEs and Warrants of Genset*, File No. TP 02-95 (September 12, 2002); and *Proposed Exchange Offer by Technip, S.A. for all of the outstanding ordinary shares and American Depositary Shares of Coflexip, S.A.* (August 20, 2001). The rationale for the adoption of the Tier II Exemption was to facilitate cross-border transactions and particularly to minimize conflicts with foreign regulatory schemes. In that respect, given the direct conflict between the requirements of Rule 14e-1(c) and the German laws and regulations applicable to the Offer, we believe that the requested relief is consistent with the rationale for the adoption of the Tier II Exemption and the policy behind the adoption of the Cross Border Release.

On behalf of the Offeror Parties, we therefore request that the Staff confirm that it will not recommend enforcement action under Rule 14e-1(c) under the Exchange Act if the Offeror pays for, or returns, Shares tendered in the Offer in accordance with German law and practice notwithstanding that the Tier I Exemption and the Tier II Exemption are not available.

Rule 14e-1(d)

Rule 14e-1(d) under the Exchange Act prohibits a bidder from extending the length of a tender offer without issuing a notice of such extension by press release or other public announcement, which notice has to include disclosure of the approximate number of securities deposited to date and has to be issued no later than the earlier of (i) 9:00 a.m. Eastern time on the next U.S. business day after the scheduled expiration date of the offer or (ii), if the class of securities which is the subject of the tender offer is registered on one or more U.S. national securities exchanges, the first opening of any one of such exchanges on the next U.S. business day after the scheduled expiration date of the offer.

At the time of the expiration of the Initial Offer Period, the Offeror will not be in a position to determine the approximate number of Shares deposited in the Offer. As noted above, this determination cannot be made until the second or third German banking day following the expiration of the Initial Offer Period as Shares may be tendered on the last day of the Initial Offer Period, and the book-entry transfer of such Shares into the appropriate German Securities Identification Number for tendered Shares within the Clearstream System can only be effected within two or three banking days. While the same gap between tender and settlement occurs in the U.S. markets, it is addressed by the use of notices of guaranteed delivery, a procedure not used in the German markets. The German Takeover Act also provides that the Offeror must prepare and publish the final, official results of the Offer in the electronic Federal Bulletin (from January 1, 2007), which takes approximately another one or two German banking days.

In light of the foregoing, we do not believe that such delay in announcing the results of the Offer in connection with an extension of the Initial Offer Period as required by German law constitutes a fraudulent, deceptive or manipulative act or practice. In the proposed Offer, notice of extension will be made in accordance with the law and practice of Germany, the home jurisdiction of the Company. If the Tier I Exemption or the Tier II Exemption was available, either the Offer would be exempt from Rule 14e-1(d) or notice of extensions made in accordance with the requirements of the home jurisdiction would satisfy the requirements of Rule 14e-1(d).

On behalf of the Offeror Parties, we request that the Staff confirm that it will not recommend enforcement action under Rule 14e-1(d) under the Exchange Act if the Offeror extends the Initial Offer Period in accordance with German law and practice notwithstanding that the Tier I Exemption and the Tier II Exemption are not available. We believe the relief requested herein is consistent with the relief requested and granted in connection with the Axel Springer Offer.

Rule 14e-1(b)

Rule 14e-1(b) under the Exchange Act prohibits a bidder from increasing or decreasing the percentage of the class of securities being sought or the consideration offered or the dealer's soliciting fee to be given in a tender offer unless the tender offer remains open for at least ten U.S. business days from the date that notice of such change is first published or sent or given to security holders. Rule 14d-4(d)(2)(ii) under the Exchange Act requires that, in the context of a registered offer, in the event an offeror changes the offer price or makes a similarly significant change to the terms of the offer, the offeror must disseminate the material change to the target shareholders, and the offer must remain open for ten U.S business days from the date of such dissemination. In its release "Regulation of Takeovers and Security Holder Communications" (Release Nos. 33-7760, 34-42055; IC-24107), the Commission stated that it believed these time periods represent general guidelines that should be applied uniformly to all tender offers, including those subject only to Section 14(e) of the Exchange Act and Regulation 14E thereunder.

As discussed above, under German law, a similar material change occurring during the last two weeks of the Initial Offer Period would require that the Offer period remain open for exactly two additional calendar weeks from the stated end of the Initial Offer Period. As a consequence, while a two-week extension of the Initial Offer Period required under German law may satisfy the ten U.S. business day extension required under Rule 14e-1(b), circumstances could arise, such as intervening U.S. federal holidays, that may result in the requirement under Rule 14e-1(b) of a longer extension than that permitted by German law.

On behalf of the Offeror Parties, we request that the Staff confirm that it will not recommend enforcement action under Rule 14e-1(b) under the Exchange Act if, in the event of a material change to the Offer in the last two weeks of the Initial Offer Period, the Offeror keeps the initial offer period open for a period of exactly two calendar weeks from the stated end of the Initial Offer Period in accordance with German law and practice. We believe the relief requested herein is consistent with the relief requested and granted in connection with the Axel Springer Offer. In addition, the Commission has granted relief from the requirements of Rule 14e-1(b) under similar circumstances with respect to the two-week extension under German law. See *Offer by BCP Crystal Acquisition GmbH & Co, et al for Celanese AG*, File No. 5-57467 (February 3, 2004).

Rule 14e-5

Under the German Takeover Act, an offeror is permitted to purchase, directly or indirectly, shares which are the subject of a tender offer pursuant to contractual arrangements or otherwise prior to and during the pendency, but outside, of the tender offer, subject to certain limitations that are further discussed below.

Subject to certain exceptions, Rule 14e-5 under the Exchange Act prohibits a covered person from directly or indirectly purchasing or arranging to purchase any securities that are sought to be acquired in a tender offer or any securities that are immediately convertible into, exchangeable for or exercisable for such securities, except as part of the tender offer. This prohibition applies from the time the offer is publicly announced until the offer expires. Rule 14e-5 defines a covered person as (i) the offeror, its dealer-managers, and any of their respective affiliates, (ii) any advisors of the foregoing whose compensation is dependent on the completion of the offer, and (iii) any person acting, directly or indirectly, in concert with any of the foregoing.

The Offeror is concerned that it may be required to consummate the Acquisition after the Offer has been publicly announced and before the Offer expires. The Offeror Parties have doubts as to whether the Acquisition would constitute a direct or indirect purchase of subject securities or related securities as covered by Rule 14e-5, and this request for relief under Rule 14e-5 is not intended as an admission that the Acquisition after the announcement of the Offer and before the Offer expires would violate Rule 14e-5. However, if the Acquisition were to be viewed as a direct or indirect purchase of Common Shares and Preference Shares, such acquisition might not fall within any of the excepted activities specifically outlined in Rule 14e-5. The exception in Rule 14e-5(b)(7) would not apply because there were conditions outstanding under the Purchase Agreement at the time of public announcement of the Offer. Moreover, the exception in Rule 14e-5(b)(10) would not be available because the requirements of the Tier I Exemption are not met. However, as explained above, the Offeror Parties have reason to believe that the Tier I Exemption would apply if the Company were a foreign private issuer.

We believe that consummation of the Acquisition after the announcement of the Offer and before the Offer expires does not constitute a fraudulent, manipulative or deceptive act or practice intended to be prohibited by Rule 14e-5. Were the Company a foreign private issuer, the Offer would satisfy the requirements of the Tier I Exemption because less than 10% of the Preference Shares are beneficially held by U.S. persons as determined in accordance with the rules for determining such ownership in Rule 14d-1 under the Exchange Act. In the Cross Border Release, the Commission explained the exception set forth in Rule 14e-5(b)(10) for Tier I offers with the notion that such offers are "substantially foreign in character". We believe that an exemption from Rule 14e-5 for the Offer, which we believe would be a Tier I offer were the Company a foreign private issuer, is consistent with this rationale. Since the exceptions set forth in Rule 14e-5(b)(7) and (10) are not available, any purchase of Common Shares and Preference Shares upon consummation of the Acquisition, although permitted and regulated by the German Takeover Act, may be prohibited by Rule 14e-5 unless the Commission grants an exemption pursuant to Rule 14e-5(d).

The German Takeover Act provides protections similar to those provided by Rule 14e-5, making exemptive relief appropriate in the circumstances of the Offer, by requiring the Offeror to make available to all holders of the securities subject to the tender offer any more favorable terms, including price terms, agreed to in connection with any purchases of Common Shares or Preference Shares by the Offeror or any of its affiliates during the offer period, including any purchases under the Purchase Agreement. Under Section 31 para. 4 of the German Takeover Act, the Offeror would be obligated to increase the Offer price to the level of any higher purchase price outside the Offer. In addition, any such purchases of the Offeror or any of its affiliates prior to the commencement of the Offer must be disclosed in the German Offer Document. Finally, pursuant to Section 23 para. 2 of the German Takeover Act, any such purchase by the Offeror or any of its affiliates during the Offer must be reported to BaFin and announced publicly immediately following such purchase.

Based on the foregoing, we respectfully request that the Offeror Parties be granted exemptive relief from the provisions of Rule 14e-5 under the Exchange Act in order to permit any direct or indirect purchases of Shares outside the Offer that may be made under or pursuant to the Purchase Agreement as permitted under the German Takeover Act while the Offer is pending. The foregoing request for exemptive relief would be subject to the following conditions:

(i) no purchases or arrangements to purchase Shares, otherwise than pursuant to the Purchase Agreement or the Offer, will be made in the United States;

(ii) disclosure of the possibility of purchases pursuant to the Purchase Agreement will be included prominently in the Offer Document, and the Offer Document will disclose the manner in which any information about such purchases will be disclosed;

(iii) the Offeror shall disclose in the United States by delivering a press release to an electronic media organization that publicly distributes stock market information, to the extent such information is made public in Germany pursuant to the German Takeover Act, information regarding the purchase of Shares pursuant to the Purchase Agreement, including the date of such purchase, the number of Shares purchased and the purchase price for such purchase;

(iv) upon request of the Division of Market Regulation of the Commission (the "Division of Market Regulation"), the Offeror shall transmit the information specified in (iii) above to the Division of Market Regulation at its offices in Washington, D.C. within 30 days of such request;

(v) the Offeror Parties shall comply with the applicable requirements under the German Takeover Act and other applicable German laws;

(vi) the Offeror Parties shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

(vii) representatives of the Offeror Parties shall be made available (in person at the offices of the Division of Market Regulation in Washington, D.C. or by telephone) to respond to inquiries of the Division of Market Regulation relating to such records; and

(viii) except as otherwise exempted herein, the Offeror Parties shall comply with Rule 14e-5.

We believe that the exemptive relief requested herein under Rule 14e-5 is consistent with that granted by the Commission in connection with the Axel Springer Offer.

Conclusion

We respectfully request that the Commission issue the requested exemptive and no-action relief as soon as practicable. If you require any further information or have any questions regarding this request, please contact me at +44-207-275 6568.

Very truly yours

Mark D. Pflug

Mark D. Pflug

FRESHFIELDS BRUCKHAUS DERINGER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Mr. Brian V. Breheny
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Ms. Christina E. Chalk
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance

Mr. James A. Brigagliano
Associate Director, Office of Trading Practices
Division of Market Regulation

FRANKFURT AM MAIN
Taunusanlage 11
60329 Frankfurt am Main
T +49 69 27 30 80
Direct T +49 69 27 30 82 81
F +49 69 23 26 64
Direct F +49 69 27 30 85 8507
E arend.vonriegen@freshfields.com
W freshfieldsbruckhausderinger.com

DOC ID DF733712/2+
OUR REF AVR PENDING-057513
YOUR REF

29 January 2007

Ladies and Gentlemen:

ProSiebenSat.1 Media AG – Letter dated January 29, 2007

We refer to the letter dated January 29, 2007 (the "Letter") from Mark D. Pflug, a member of the firm of Simpson Thacher & Bartlett LLP, London office, writing to you on behalf of our clients, Lavena Holding 4 GmbH (the "Offeror"), and its affiliates including KKR and Permira (each as defined in the Letter) (collectively, the "Offeror Parties"). In the Letter, the Offeror Parties respectfully requested that the Staff grant no action relief and exemptive relief under certain provisions of the U.S. securities laws in connection with its offer (the "Offer") to acquire all of the issued and outstanding common registered shares and all of the non-voting preference bearer shares of ProSiebenSat.1 Media AG, a German stock corporation (*Aktiengesellschaft*). The Letter also made reference to certain discussions between German counsel and Simpson Thacher & Bartlett LLP about the German regulatory regime and German tender offer practice and mechanics in connection with the Offer and relevant to the relief sought.

This letter is rendered at your request solely in connection with the Letter and is limited to matters of German law and practice. This letter is provided incidentally to, and in the ordinary course of, our practice of German law in Germany, does not purport to cover any aspects of U.S. law and without prejudice to my status as a "non-appearing foreign attorney" for purposes of SEC rules and practice.

We hereby acknowledge that we have been and are German counsel to the Offeror Parties in connection with the Offer and that the references in the Letter to discussions with German counsel about the description of the German regulatory regime and German tender offer practice and mechanics contained in the Letter refer to discussions with Freshfields Bruckhaus Deringer. We have reviewed the Letter, and we believe the descriptions of the German regulatory regime and German tender offer practice and mechanics contained therein are accurate. The statements of German legal and regulatory requirements and practice contained in the Letter consist of brief summaries only and should not be construed as a comprehensive description of all relevant issues.

If we can be of any further assistance or if you have any further questions, please do not hesitate to contact the undersigned.

Respectfully,

Arend v Riegen

Arend von Riegen

cc: Racquel Russell, Esq.
David Orlic, Esq.
Division of Market Regulation, Securities and Exchange Commission

Mark D. Pflug, Esq.
Simpson Thacher & Bartlett LLP

END